SECOND AMENDMENT TO: THE EMPLOYMENT AGREEMENT BETWEEN **ZI CORPORATION OF AMERICA, INC.** AND **MILOS DJOKOVIC** MADE AS OF THE 30TH DAY OF JULY, 2005. THIS AMENDMENT IS MADE EFFECTIVE AS OF THE 26th DAY OF June, 2007.

WHEREAS Zi Corporation of America, Inc. and Milos Djokovic entered into an Employment Agreement made effective as of the 30th day of July, 2005 (the "Employment Agreement");

AND WHEREAS the Employment Agreement was previously amended by the parties in writing as of the 24th day of April, 2006, which amendments continue to apply except if specifically further amended or altered herein;

AND WHEREAS the parties have subsequently mutually agreed to additional amendments to the Employment Agreement as described below;

NOW, THEREFORE, the parties agree to further amend the Employment Agreement, and to affirm certain mutual understandings, as follows:

1. **Article 1.02**: Article 1.02 shall be deleted in its entirety and replaced with the following:

    > "Except as hereinafter provided, the Employee shall be responsible for and shall have such authority as is ordinarily consistent with the position of Chief Executive Officer and such other matters as the Board of Directors of the Corporation may authorize from time to time, except such matters and duties as by law must be transacted or performed by the Board of Directors and/or the shareholders of the Corporation. All such authority of the Employee shall be subject to the power, direction and control of the Board of Directors of the Corporation."

2. **Article 2:** Article 2 is entirely deleted as the parties have agreed that the Employment Agreement will no longer have a specific term but rather shall be subject to termination pursuant to Article 9.

3. Regarding **Article 3.01**: The Annual Cash Remuneration of $230,000 USD, amended to $260,000 USD in the Amendment of April 24, 2006, shall be further increased to "Three Hundred Thousand Dollars ($300,000.00 USD) per annum" effective as of May 24, 2006, or such amount and from such effective date as may otherwise be determined by the Board of Directors in their sole discretion;

4. **Article 3.04**: Article 3.04 shall be deleted in its entirety and replaced with the following:

> "The Employee shall be reimbursed for all reasonable expenses incurred by him in or about the execution of his services hereunder, including travel and meeting/entertainment expenses. All such expenses shall be verified by statements, receipts or other reasonable evidence satisfactory to the Corporation."

5. Regarding **Article 3.06**: The bonus entitlement provided for in Article 3.06 of the Employment Agreement is no longer in effect, and the Employee acknowledges and agrees that no monies are owing, due, or accruing to him under that provision.

6. **Article 3.06**: Article 3.06 shall be deleted in its entirety and replaced by the following:

> "For each fiscal year during which the Employee is employed by the Corporation, the Employee may be granted a discretionary bonus as determined from time to time at the sole discretion of the Board of Directors. For the fiscal years 2007 and 2008, the Employee may be granted a discretionary bonus of up to but not exceeding 100% of the Annual Cash Remuneration provided for in Article 3.01 herein (as amended), based on the following performance goals and targets set by the Board of Directors and broken down as follows:
>
> (a) A fifty percent component based on the Board's assessment of the extent of the Employee's achievement of financial targets broken down in turn as follows:
>
> - 50% of this component based upon the Corporation's revenue (for fiscal 2007 this target shall be $14,000,000);
> - 50% of this component based upon the Corporation's net income or loss, as the case may be (for fiscal 2007 this target shall be a net loss of $3,900,000).
>
> (b) The other fifty percent component based upon the Board's discretionary assessment of the Employee's achievement of qualitative targets, including the Board's general assessment of the Employee's contribution and the performance of his duties and responsibilities.
>
> Any bonus entitlement under this Article 3.06 is subject to and shall be determined at the sole and absolute discretion of the Board of Directors at all times. Any bonus is payable in cash or, if mutually agreed, Restricted Share Units or options."

7. **Article 9.01(e)(a)**: Article 9.01(e)(a) stating "an amount equivalent to twenty-four (24) months Annual Cash Remuneration" is deleted in its entirety and replaced by the following:

   "an amount equivalent to twelve (12) months of the Annual Cash Remuneration then in effect, plus any bonus amounts in respect of the fiscal year in which the Employee is terminated. Any such payment of bonus as a component of the Termination Payment shall be entirely within the discretion of the Board of Directors; plus"

8. **Article 9.01(e)(b)**: The words "or the period then remaining until the end of the term, whichever is less" are deleted inasmuch as the Employment Agreement is no longer subject to a specific term.

9. **Articles 9.02 and 9.03**: These Articles, dealing with a change of control, are deleted in their entirety and shall be replaced by the following:

   "9.02(a) In the event of a Change of Control (as defined below) of the Corporation, and in the further event that a Good Reason (as defined below) occurs within 60 days following the date of the Change of Control, the Employee shall have the right, but shall not be obligated, to terminate this Employment Agreement and his employment with the Corporation within, but not after, 10 days following that Good Reason ("the Election"). In the event he exercises his rights to terminate this Employment Agreement by making the Election, he shall be entitled to receive, within 30 days after such termination, the Termination Payment provided for in Article 9.01(e) above, provided that prior to payment he will have provided a written resignation of all officer and director positions held in the Corporation or its related companies, and delivered to the Corporation a duly executed full and final release, in a form that is satisfactory to the Corporation, of all claims he has or may have against the Corporation or any of its affiliates or related companies relating to or arising in any way from his employment with the Corporation or the termination thereof.

   (b) For the purposes of this Employment Agreement, the term "Change of Control" shall mean: following the date of the second amendment to this Agreement the acquisition (from treasury, the open market or otherwise) of shares of the Corporation or securities convertible into, exchangeable for or representing the right to acquire shares of the Corporation ("Convertible Securities") as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the *Business Corporations Act* (Alberta) with any such person, or any of such persons acting jointly or in concert (collectively, "Acquirors"), beneficially own shares of the Corporation and/or Convertible Securities such that, assuming only the conversion, exchange or exercise of Convertible Securities beneficially owned by the Acquirors, the Acquirors would beneficially own shares that would entitle the holders thereof to cast more than 20% of the

votes attaching to all shares in the capital of the Corporation that may be cast to elect directors of the Corporation.

(c) For the purposes of this Employment Agreement, the term "Good Reason" shall mean the assignment to the Employee of any duties inconsistent with his position, or a material alteration in the nature or status of his responsibilities or duties or reporting relationship as compared to those in effect immediately prior to the Change of Control, or a reduction by the Corporation of the Employee's Annual Cash Remuneration that was in effect immediately prior to the Change of Control.

(d) In the event of a Change of Control and the making by the Employee of the Election, all of the Employee's unvested stock options shall become fully vested."

10. Both parties acknowledge that the April 24, 2006 Amendment to the Employment Agreement provided that the Employee was entitled to a Management Retention Bonus, and that commitment remains unchanged and unaffected by this Second Amendment.

11. Except as specifically provided for above, the provisions of the Employment Agreement remain in full force and effect and are not amended or affected by the above amendments.

ZI CORPORATION OF AMERICA, INC.

Per: ______________________
(c/s)

SIGNED, SEALED AND DELIVERED in the presence of:

____

____
MILOS DJOKOVIC

7730 Running Fox Way
Parker, CO, 80134
Address